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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Isabel Rivera Pam Long Eric McPhee Jennifer Monick

Re:	Ferrovial SE Registration Statement on Form 20-F Amendment No. 2 to Registration Statement on Form 20-F CIK No. 0001468522

Ladies and Gentlemen:

On behalf of Ferrovial SE (the “Company” and, together with its subsidiaries, the “Group”), we are hereby filing an amended version of the Registration Statement (“Second Amended Registration Statement”). The Company previously submitted a Draft Registration Statement on Form 20-F on a confidential basis with the Securities and Exchange Commission (the “Commission”) on October 10, 2023 (the “Draft Registration Statement”), a first amended version of the Draft Registration Statement on November 21, 2023 (“First Amended Draft Registration Statement”), a second amended version of the Draft Registration Statement on December 15, 2023 (“Second Amended Draft Registration Statement”), and filed a Registration Statement on January 5, 2024 (the “Registration Statement”) and a first amended version of the Registration Statement on April 16, 2024 (“First Amended Registration Statement”).

The Second Amended Registration Statement has been revised to reflect the Company’s responses to the comment letter to the First Amended Registration Statement received on April 25, 2024 from the staff of the Commission (the “Staff”). The Second Amended Registration Statement also includes other changes that are intended to update the information contained therein.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

April 29, 2024 Page 2

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Page references in the text of this response letter correspond to the page numbers in the Second Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Second Draft Registration Statement.

Notes to the Consolidated Financial Statements

6.12 Ferrovial SE (Parent Company), page F-120

1.	We note your presentation of the separate financial statements of Ferrovial SE. It appears that certain prior period amounts have been revised. For example purposes only, Total Comprehensive Income was €955 million and €(22) million for the years ended December 31, 2022 and 2021, respectively, in your Form 20-F filed on January 5, 2024 and such amounts have been revised to be €309 million and €1,250 million. Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and, in response, would like to: (i) highlight that the prior period amounts for the years ended December 31, 2022 and 2021 correspond to Ferrovial, S.A., which was the parent company of the Group in those years, as noted in Note 6.12 to the Audited Financial Statements; and (ii) advise that the prior period amounts for the years ended December 31, 2022 and 2021 presented in the First Amended Registration Statement filed on April 16, 2024 differ from those presented in the Registration Statement filed on January 5, 2024 because, in the financial statements of Ferrovial SE (which is the parent company of the Group since 2023), the Company elected to value its investments in subsidiaries using the equity value method in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”), specifically International Accounting Standards (“IAS”) 27. The Company believes that this treatment would entail a better understanding of its financial statements and would also be more aligned with the Group’s consolidated financial figures.

In 2022 and 2021, Ferrovial, S.A. recognized these investments at their acquisition cost. While both accounting treatments are acceptable under paragraph 10 of IAS 27, in 2023, the Company elected to modify Ferrovial, S.A.’s prior period amounts for the years ended December 31, 2022 and 2021 for better comparability in order to make them consistent with the information reported by Ferrovial SE in the separate financial statements for the year ended December 31, 2023. This treatment is consistent with the treatment of a change in accounting policy, which IAS 8 requires to be retrospectively applied.

The Company advises the Staff that it has amended the explanatory paragraph in Note 6.12 to the Audited Financial Statements as reflected on page F-120 in the Second Amended Registration Statement to ensure the explanation of the approach is clearly presented.

2.	We note your presentation of the Statements of Changes in Equity of Ferrovial SE on page F-123. It appears you may be missing a column (i.e., retained earnings and other reserves). Please advise.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the presentation of the Statements of Changes in Equity of Ferrovial SE on page F-123 in the Second Amended Registration Statement to include a column “Retained earnings and other reserves”.

April 29, 2024 Page 3

3.	We note your presentation of the Cash Flow Statements of Ferrovial SE on page F-124. Please clarify the nature of the line item labeled Other adjustments (correction of accrual/cash). In addition, please tell us your basis in IFRS for the presentation of this line item.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, advises the Staff that the line item labeled “other adjustments (correction of accrual/cash)” in the cash flow statements in the separate financial statements of Ferrovial SE corresponds to the dividends collected by the Company from its subsidiaries during the year, which are not recognized within the “profit/(loss) before tax” line item. As noted in the Company’s response to comment one above, in line with paragraph 10 of IAS 27, the Company values investments in subsidiaries using the equity method.

The cash flow statements in the separate financial statements of Ferrovial SE on page F-124 in the Second Amended Registration Statement are presented under the indirect method (according to paragraphs 18.b and 20 of IAS 7), and the cash flows from operating activities is determined by adjusting the “profit/(loss) before tax” line item for the effect of cash received due to dividends distributed by the Company’s subsidiaries, reported within the cash flow from operating activities according to paragraph 33 of IAS 7.

As a result, the Company has revised the title of the line item “other adjustments (correction of accrual/cash)” to “dividends received” as reflected on page F-124 in the Second Amended Registration Statement. The Company would clarify that this line item does not add to the subtotal “profit/(loss) adjustments” reported above it, and it is expected to continue being part of the cash flow from operating activities as a separate line item, which is adding within the subtotal “other cash flows from operating activities”. Furthermore, this change does not change the classification of amounts on the cash flows from operating activities.

* * *

Please do not hesitate to contact me by telephone at +44 20 7710 4669 or e-mail at Ryan.Benedict@lw.com should you require further information.

Very truly yours,

/s/ M. Ryan Benedict
M. Ryan Benedict

of LATHAM & WATKINS LLP

cc:	(via email)
Ignacio Madridejos, Chief Executive Officer of Ferrovial SE
Ernesto Lopez Mozo, Chief Financial Officer of Ferrovial SE
Santiago Ortiz Vaamonde, General Counsel and Secretary of the Board of Directors of Ferrovial SE